SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For February 26, 2004


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



                Unit 1106-1110, 11F, Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                Form 20-F [X]                  Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                Yes [ ]                        No [X]

                      BONSO ELECTRONICS INTERNATIONAL INC.

               Information for the Quarter Ended December 31, 2003

                                TABLE OF CONTENTS
       REPORT FOR THE QUARTERLY PERIOD ENDED DECEMBER 31, 2003 ON FORM 6-K


                                                                            Page
                                                                            ----

Third Quarter FY2003 Shareholders Letter                                      4

Consolidated Financial Statements                                             7

Audited Consolidated Balance Sheets at March 31, 2003 and
  Unaudited Consolidated Balance Sheets at December 31, 2003                  7

Unaudited Consolidated Statements of Income and
  Comprehensive Income for the Three and Nine Month Periods
  Ended December 31, 2003 and 2002                                            8

Management Discussion and Analysis of Financial Conditions
  and Results of Operations                                                   9

                [Bonso Electronics International Inc. Letterhead]

Dear Shareholders,                                              17 February 2004

     You will find mostly good news in this report on Bonso Electronics for the three and nine month periods ending December 31, 2003. We have full confidence in the future and every reason to believe that we can continue to build stronger returns for you in the future.

     Net income for the nine months ended 31 December 2003 was approximately $2,105,000 or $0.37 per share (diluted) on sales of approximately $58,340,000 when compared to net income of $1,037,000 or $0.19 per share (diluted) and sales of approximately $34,581,000 posted in the same period last year. This represents a 103% increase in net income and a 69% increase in sales when compared to the same period last year.

     Net income for the three months ended 31 December 2003 rose 23% to approximately $601,000 or $0.11 per share over approximately $489,000 and $0.09 per share in the same period last year. Sales increased to approximately $17,260,000 for the three months ended 31 December 2003, a 25% increase over sales of approximately $13,853,000 during the same period last year.

     I am pleased to report that our earnings and sales have grown substantially in the nine-month period as well as, in the current quarter. The increase in sales came from both our Telecom and Sensor based (scale) products. We feel the nine-month and quarterly results continue to represent a significant positive change in our business. The nine month and quarterly results further demonstrate that we can significantly increase our sales volume while maintaining positive cash flow from operations, thereby improving our cash and cash equivalents position to approximately $15,100,000 or $2.64 per share with little long-term debt.

     Based upon the financial results of the past nine months, I am proud of what the employees of Bonso have achieved. I thank them for the substantial progress we have made so far this year. We continue to build a performance based culture. We have created a competitive, rewarding environment where everyone has the opportunity to play a meaningful role in achieving our goals. Today, as I talk to our employees around the world, I hear renewed energy, confidence and eagerness to show the world what Bonso can do.

     The nine-month and quarterly comparisons with last year's results demonstrate that Bonso is growing both the top and bottom lines. We believe that comparing the second and third quarters of this fiscal year generally shows positive short-term trends. As predicted in our last quarterly report, sales during the quarter ended December 31, 2003 decreased when compared to the quarter ended September 30, 2003, due to business seasonality; however during this same period our gross profit margin increased by approximately 4.0%. This demonstrates management's on-going commitment to increased profitability; however, we believe we have more work to do on our path to improving our profitability.

     We also made progress in other strategic areas of our business. During this fiscal year we continued to reinvigorate our product and service portfolio with new introductions and upgrades. A list of some of these efforts follows:

     o Landed several large distributors of bathroom and kitchen scales in both North America and Europe.
     o Dramatically reduced cost in scale and telecom production. Through the reduction of material costs through vertical integration and process improvements.
     o    Expanded scales & telecom product production.
     o    Expanded scales & telecom product portfolios.

     We will remain focused on generating sustainable profitable growth in calendar 2004 and focused on long-term challenges and the opportunities they present. We have identified pockets of opportunities that we believe could drive near-term growth in markets such as strain gauge load cells. We intend to continue to identify possible partnerships and alliances.

     Further, we believe that manufacturing in China will continue to provide us a competitive advantage. Recent reports suggest that China's low-cost manufacturing base looks more attractive to companies in Taiwan, South Korea, Europe and the United States. From our perspective, we see China diffusing the world's concerns by speeding up their compliance with the WTO and developing a widely accepted currency policy.

     In the period since the beginning of last quarter, we have experienced some enhancement of shareholder value as our share price went from $4.16 as of 30 September 2003 to $8.45 on 10 February 2004.

     We invite you to track our progress by logging on to www.bonso.com and selecting "Investor Relations". Further, Bonso's annual meeting of shareholders will be held at 9:00 AM on 23 March 2004 at the Marriott Courtyard Hotel, 30 Hubbard Street, Chicago, IL 60611. All shareholders of record are invited to attend.

     I believe our best results are still ahead of us, and I look forward to expanding our accomplishments in the coming months. You can be confident that our management team is focused on improving the value of your company. We plan to deliver on our commitments to create lasting shareholder value.

Best regards,
Bonso Electronics International, Inc.


/s/ Anthony So
--------------
Anthony So
Chairman, President and Chief Executive Officer

U.S. Contact: George O'Leary (949)760-9611. (949)760-9607 (Fax)
Hong Kong Contact: Cathy Pang (852) 2605 5822. (852) 2691-1724 (Fax)

Attachments: 1. Balance Sheet 2. Income Statement

The statements contained in the letter, which are not historical fact are forward-Looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, seasonality of sales of certain products, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, currency fluctuations, estimates of market growth, the effect of economic conditions and other uncertainties detailed in the company's filings with the United States Securities and Exchange Commission.


                               BONSO ELECTRONICS INTERNATIONAL INC.
                                    CONSOLIDATED BALANCE SHEET
                                         (In U.S. Dollars)

                                                                            Dec 31         March 31
                                                                             2003            2003
                                                                          -----------    -----------
                                                                          (Unaudited)      (Audited)
Assets
Current assets
 Cash and cash equivalents                                                 15,116,595      3,633,528
 Restricted cash deposits                                                        --        4,104,168
 Trade receivables, net                                                     7,949,851      6,191,627
 Inventories                                                                7,599,281     12,656,518
 Notes receivable                                                                --          358,188
 Tax recoverable                                                              356,532         52,087
 Deferred income tax assets - current                                            --           38,348
 Other receivables, deposits and prepayments                                1,086,086      1,166,234
                                                                          -----------    -----------
 Total current assets                                                      32,108,345     28,200,698
                                                                          -----------    -----------
Deposits                                                                      551,399        551,399

Deferred income tax assets - non current                                       82,210        128,887
Goodwill                                                                    1,089,258      1,100,962
Brand name, net                                                             2,576,578      2,597,392

Property, plant and equipment
Leasehold land and buildings                                               14,161,850     12,505,141
Plant and machinery                                                        17,022,262     12,801,183
Furniture, fixtures and equipment                                           3,488,090      5,251,171
Motor vehicles                                                                369,086        343,068
                                                                          -----------    -----------
                                                                           35,041,288     30,900,563

Less : accumulated depreciation and amortization                          (17,894,857)   (14,569,165)
Net property, plant and equipment                                          17,146,431     16,331,398
                                                                          -----------    -----------
 Total assets                                                              53,554,221     48,910,736
                                                                          -----------    -----------
Liabilities and shareholders' equity
Current liabilities
 Bank overdraft                                                               239,864        216,410
 Notes payable                                                              8,057,368      4,818,971
 Accounts payable                                                           5,284,814      6,350,527
 Accrued charges and deposits                                               1,846,163      1,827,286
 Short-term loans                                                           4,486,711      4,727,988
 Current portion of long-term debt and capital lease obligations              537,796        482,940
                                                                          -----------    -----------
 Total current liabilities                                                 20,452,716     18,424,122
                                                                          -----------    -----------
Long-term debt and capital lease obligations, net of current maturities
                                                                            1,434,286        606,488
Commitments and contingencies
Minority Interests                                                            100,370         55,275
Redeemable Common Stock
Redeemable Common Stock par value $0.003 per share                          1,445,808      1,445,808
  - issued and outstanding shares: March & December 2003 - 180,726

Shareholders' equity
Preferred stock par value $0.01 per share
  - authorized shares - 10,000,000
  - issued and outstanding shares: March & December 2003 - 0
 Common stock par value $0.003 per share                                       16,480         16,583
  - authorized shares - 23,333,334
  - issued and outstanding shares: March 31, 2003 - 5,529,133;
December 31, 2003 - 5,494,844
 Additional paid-in capital                                                21,394,136     21,458,376
 Deferred consultancy fee
 Retained earnings                                                          8,353,660      6,533,224
 Accumulated other comprehensive income                                       356,765        409,692
 Common stock held in treasury, at cost                                                      (38,832)
                                                                          -----------    -----------
                                                                           30,121,041     28,379,043
                                                                          -----------    -----------
Total liabilities and shareholders' equity                                 53,554,221     48,910,736
                                                                          -----------    -----------


                                                 7

BONSO ELECTRONICS INTERNATIONAL INC.
CONSOLIDATED INCOME STATEMENT
(In Thousands of U.S. Dollars)
Unaudited
                                                  Three months ended Dec. 31   Nine months ended Dec. 31
                                                  --------------------------   -------------------------
                                                      2003          2002          2003          2002
                                                   ----------    ----------    ----------    ----------
Net sales                                              17,260        13,853        58,340        34,581
Cost of sales                                         (13,234)      (10,315)      (46,485)      (25,361)
                                                   ----------    ----------    ----------    ----------
Gross margin                                            4,026         3,538        11,855         9,220
Selling expenses                                          635           564         2,117         1,566
Salaries and related costs                              1,541         1,154         4,063         3,340
Research and development expenses                          84           105           340           257
Administration and general expenses                     1,067           922         2,781         2,399
Amortization of Brand Name                                 47            17           149           131
                                                   ----------    ----------    ----------    ----------
Income from operations                                    652           776         2,405         1,527
Interest Income                                            81            15           105            45
Other income                                              106            73           270           349
Interest Expenses                                        (192)         (172)         (657)         (487)
Foreign exchange (loss)/ gains                            (35)          (16)           45          --
Consultancy fee                                          --             (95)         --            (286)
                                                   ----------    ----------    ----------    ----------
Income before income taxes and minority interest          612           581         2,168         1,148
Income tax benefit                                         (3)          (62)          (18)          (73)
                                                   ----------    ----------    ----------    ----------
Net income before minority interest                       609           519         2,150         1,075
Minority interests                                         (8)          (30)          (45)          (38)
                                                   ----------    ----------    ----------    ----------
Net income                                                601           489         2,105         1,037
                                                   ----------    ----------    ----------    ----------
Earnings per share
 Basic & diluted                                         0.11          0.09          0.37          0.19

Weighted average shares Outstanding                 5,675,570     5,529,133     5,675,570     5,529,133


                                                   8

Management Discussion and Analysis of Financial Conditions and Results of Operations
-------------------------------------------------------------------------

     This section and other parts of this Form 6-K contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the section entitled "Risk Factors" contained in the Company's Form 20-F that was filed with the Securities and Exchange Commission for the Fiscal Year Ended March 31, 2003. The following discussion should be read in conjunction with the Form 20-F for the fiscal year ended March 31, 2003, and the condensed consolidated financial statements included elsewhere in this Form 6-K.

Results of Operations

Nine Month Period ended December 31, 2003 compared to the Nine Month period ended December 31, 2002

     Net Sales. Our sales increased 69% from approximately $34,581,000 for the period ended December 31, 2002, to approximately $58,340,000 for the period ended December 31, 2003, primarily as a result of strong demand from both our scales & telecommunications products. Sales of our scales business increased from approximately $22,769,000 for the period ended December 31, 2002, to approximately $34,188,000 for the period ended December 31,2003, and sales for telecommunications products were up 104% from approximately $11,812,000 for the period ended December 31, 2002, to approximately $24,152,000 for the period ended December 31,2003.

     Gross Margin. Gross margin as a percentage of revenue declined to 20% during the nine-month period ended December 31, 2003 as compared to 27% during the same period in the prior year. This decline was primarily the result of increased pressure on the sales price of our FRS telecommunication products and as well as the result of increased sales of body scales to new customers, which have a lower gross margin than other products. This change in our product mix had a negative impact on gross margin.

     Selling Expenses. Selling expenses increased by 35% from approximately $1,566,000 for the period ended December 31, 2002 to approximately $2,117,000 for the period ended December 31, 2003. This increase was attributable primarily to the increased sales of both scale and telecommunications products. However, selling expenses decreased as a percentage of revenue to 3.6% during the period ended December 31, 2003 as compared to 4.5% during the prior year.

     Salaries And Related Costs. Salaries and related costs increased by 22% from approximately $3,340,000 for the period ended December 31 ,2002 to approximately $4,063,000 for the period ended December 31 2003. This increase was primarily due to the inclusion of an additional four months of Gram Precision salaries, which was acquired by Bonso on August 1, 2002 and the strength of the Euro and Canadian Dollar against the U.S. Dollar in translating our overseas subsidiaries' expenses.

     Research And Development. Research and development expenses increased 32% from approximately $257,000 for the period ended December 31, 2002 to approximately $340,000 for the period ended December 31, 2003 due to increased research and development activities for telecommunications products and new scale models. Research and Development as a percentage of revenue declined to 0.6% during the period ended December 31, 2003 as compared to 0.7% during the prior year.

     Administration And General Expenses. Administration and general expenses increased by 16% from approximately $2,399,000 for the period ended December 31, 2002 to approximately $2,781,000 for the period ended December 31, 2003. This increase was primarily derived from our overseas subsidiaries paying expenses in Euros and Canadian Dollars as opposed to U.S. Dollars. Additionally, only four months of administration cost was included for Gram Precision for the period ended December 31, 2002. Further, there was an increase in professional services relating to the upgrading our ERP (Enterprise Resource Planning) system.

     Amortization Of Brand Names. We amortized approximately $149,000 relating to the brand names acquired upon the acquisitions of Korona and Gram Precision during the period ended December 31, 2003. Brand names are amortized using the straight-line method over the related estimated useful life of 15 years.

     Income From Operations. As a result of the above changes, income from operations increased by 58% from approximately $1,527,000 for the period ended December 31, 2002 to approximately $2,405,000 for the period ended December 31, 2003.

     Interest Income. Interest income amounted to approximately $105,000 for the period ended December 31, 2003, compared to $45,000 in the period ended December 31, 2002. This increase was mainly due to an increase in the interest rates we have negotiated with our banks based upon the increased cash balances.

     Other Income. Other income decreased 22% from approximately $349,000 for the period ended December 31, 2003, to approximately $270,000 for the period ended December 31, 2003. The decrease was primarily due to the decrease in rental income from investment properties and the lower sales of scrap during the period.

     Interest Expenses. Interest expenses increased 35% from approximately $487,000 for the period ended December 31, 2002 to approximately $657,000 for the period ended December 31, 2003. This increase was primarily the result of the Company using more of its banking facilities to support sales growth during the current fiscal year.

     Foreign Exchange Losses/Gains. Foreign exchange significantly improved from a break even position for the period ended December 31, 2002 to a gain of approximately $45,000 for the period ended December 31, 2003. The improvement was primarily attributable to the increased strength of the Euro against the U.S. Dollar.

     Consultancy Fee. We entered into an agreement with a third party to provide consulting/advisory services relating to our capital structure and fund-raising activities. The period of service was from July 2000 to January 2003. A total consultancy fee of $1,144,260 was capitalized in 2000 and was being amortized over the three-year period of the contract. This resulted in a non-cash consultancy fee of approximately $286,000 for the period ended December 31, 2002, relating to warrants issued to the consultant. There was no consultancy fee for the nine-month period ended December 31, 2003.

     Net Income. As a result of the above changes, net income increased from approximately $1,037,000 for the period ended December 31, 2002 to $2,105,000 for the period ended December 31, 2003, an increase of approximately $1,068,000, or 103%.

Three Month Period ended December 31, 2003 compared to the Three Month period ended December 31, 2002

     Net Sales. For the three months ended December 31, 2003, net sales of approximately $17,260,000 represented an increase of approximately $3,407,000, or 25%, from the same period in the prior year. The increase was primarily due to the a general increase of demand for consumer products in Europe and U.S.A. Sales from our scales business increased from approximately $8,069,000 for the three months ended December 31, 2002, to approximately $11,188,000 for the three months ended December 31,2003, and sales for telecommunications products increased from approximately $5,812,000 for the three months ended December 31, 2002, to approximately $6,052,000 for the three months ended December 31,2003.

     Gross Margin. Gross margin as a percentage of revenue declined to 23% during the three-month period ended December 31, 2003 as compared to 26% during the prior year. This decline was primarily the result of increased pressure on the sales price of our FRS telecommunication products and as well as the result of increased sales of body scales to new customers, which have a lower gross margin than other products. This change in our product mix had a negative impact on gross margin.

     Selling Expenses. Selling expenses increased by 13% from approximately $564,000 for the three months ended December 31, 2002 to approximately $635,000 in the three months ended December 31, 2003. This increase was attributable to the increased sales volume experienced during the three-month period when compared to the same period in the prior year. However, selling expenses decreased as a percentage of revenue to 3.6% during the period ended December 31, 2003 as compared to 4.0% during the same period in the prior year.

     Salaries And Related Costs. Salaries and related costs increased by 34% from approximately $1,154,000 for the three months ended December 31, 2002 to approximately $1,541,000 for the three months ended December 31, 2003. This increase was primarily due to the payment of bonuses by the Hong Kong subsidiary in December 2003 whereas in the prior fiscal year the bonus was paid in January 2003.

     Research And Development. Research and development expenses decreased 20% from approximately $105,000 for the three months ended December 31, 2002 to approximately $84,000 for the three months ended December 31, 2003 due to less decreased research and development during the three months ended December 31, 2003.

     Administration And General Expenses. Administration and general expenses increased by 16% from approximately $922,000 for the three months ended December 31, 2002 to approximately $1,067,000 for the three months ended December 31, 2002. This increase was primarily derived from our overseas subsidiaries paying expenses in Euros and Canadian Dollars as opposed to U.S. Dollars. Further, there was an increase in professional services relating to the upgrading our ERP (Enterprise Resource Planning) system.

     Amortization Of Brand Names. Brand names are amortized using the straight-line method over the related estimated useful life of 15 years. We amortized approximately $47,000 relating to the brand names acquired upon the acquisitions of Korona and Gram Precision during the period ended December 31, 2003.

     Income From Operations. As a result of the above changes, income from operations decreased by 16% from approximately $776,000 for the three months ended December 31, 2002 to $652,000 for the three months ended December 31, 2003.

     Interest Income. Interest income increased to approximately $81,000 for the three months ended December 31, 2003, compared to $15,000 in the three months ended December 31, 2002. This increase was mainly due to an increase in the interest rates we have negotiated with our banks based upon the increased cash balances.

     Other Income. Other income increased 45% from approximately $73,000 for the three months ended December 31, 2002, to approximately $106,000 for the three months ended December 31, 2003. The increase was primarily due to an increase in sales of scrap.

     Interest Expenses. Interest expenses increased 12% from approximately $172,000 for the three months ended December 31, 2002 to approximately $192,000 for the three months ended December 31, 2003. This increase was primarily the result of the increased use of our banking facilities to support the growth in sales.

     Foreign Exchange Losses/Gains. Foreign exchange losses increased from approximately $16,000 for the three months ended December 31, 2002 to approximately $35,000 for the three months ended December 31, 2003. The increase was primarily attributable the increased strength of the Euro against the U.S. Dollar.

     Consultancy Fee. We entered into an agreement with a third party to provide consulting/advisory services relating to our capital structure and fund-raising activities. The period of service was from July 2000 to January 2003. A total consultancy fee of $1,144,260 was capitalized in 2000 and was being amortized over the three-year period of the contract. This resulted in a non-cash consultancy fee of approximately $95,000 for the three months ended December 31, 2002, relating to warrants issued to the consultant. There was no consultancy fee for the three-month period ended December 31, 2003.

     Net Income. As a result of the above changes, net income increased from approximately $489,000 for the three month ended December 31, 2002 to $601,000 for the three months ended December 31, 2003, a increase of approximately $112,000, or 23%.

Liquidity and Capital Resources
-------------------------------

     We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund expansions and upgrades of our manufacturing facilities, to make strategic acquisitions and to fund increases in inventory and accounts receivable resulting from increased sales.

     We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the next 12 months. As of December 31, 2003, we had $15,116,595 in cash and cash equivalents. Working capital at December 31, 2003 was $11,655,629. We believe our working capital is sufficient for our present requirements.

     Legal Proceedings
     -----------------

     In May of 2001, Bonso acquired KORONA Haushaltswaren GmbH & Co. KG ("Korona") from Augusta Technologie AG ("Augusta"). Part of the purchase price paid to Augusta was the issue of 180,726 shares of Bonso's restricted common stock. The Stock Purchase Agreement ("Agreement") gave Augusta the right to exchange the common stock for a promissory note in the amount of $1,445,808 if the registration of the stock had not been declared effective by the Securities and Exchange Commission on or before January 31, 2002. Bonso filed a registration statement to register the common stock held by Augusta, which was declared effective by the Securities and Exchange Commission on March 7, 2002. In March 2002, Augusta demanded that Bonso deliver the promissory note to it in exchange for the common stock. Bonso refused to exchange the Note for the common stock because management believes that Augusta hindered the registration process by refusing to allow Korona's auditors to update and certify Korona's financial statements for approximately two months. The promissory note is in the amount of $1,445,808, repayable in nine monthly payments which would have commenced April 1, 2002 and bearing interest at a rate of 8% per annum.

     On October 22, 2002, Augusta filed a request for arbitration in New York asserting breach of the Agreement and registration rights agreement. On January 13, 2003, we filed our answer to Augusta's request for arbitration asserting that Augusta breached the Agreement and the implied duty of good faith and fair dealing by withholding consent from Korona's auditors to assist Bonso in preparing the audited financial statements necessary for the registration of common stock. In September 2003, a three-member panel of the arbitration tribunal heard testimony from Bonso and Augusta during a two-day hearing.

     On January 13, 2004, the arbitration tribunal issued a partial award in favor of Augusta, finding that while Augusta did cause the accountants to delay beginning work on the reconciliation of Korona's financials to U.S. GAAP, that delay was not the cause of Bonso's failure to get the stock registered by the deadline. The arbitration tribunal awarded Augusta reasonable costs associated with the arbitration. On February 5, 2004, we filed a notice of intent to pursue further defenses not resolved in the partial award.

     Management intends to continue to defend these claims vigorously. However, the outcome of the arbitration is uncertain and there can be no assurance that we will be successful in our defenses. If we are unsuccessful with our additional defenses in the arbitration, we may be obligated to exchange the stock for the promissory note, to be repaid with accrued interest, and may be required to reimburse Augusta its attorneys fees and expenses incurred in the arbitration.

     On or about August 20, 2003, Bonso and three of Bonso's directors were served with a copy of a Complaint filed on July 23, 2003 in District Court of Jefferson County, State of Colorado, Case No. 03CV2505. Plaintiffs Doug Moreland, William Pinard, Richard Pinard, Leigh Investment Company, LP, Patricia Johnson, Jason Pinard and Larry Rowe (collectively the "Plaintiffs") named Anthony So, George O'Leary, Henry F. Schlueter, Cathy Pang, and John Stewart Jackson (the "Individual Defendants") and Bonso as defendants in the case.

     The Complaint alleged that the Individual Defendants breached their fiduciary duties for insider trading and misappropriation of information by selling shares of Bonso's common stock while in possession of. material adverse non-public information pertaining to Bonso's financial outlook. The Complaint also alleged that the Individual Defendants breached their fiduciary duties of care, loyalty, and good faith by causing Bonso, through its directors, to disseminate to the market materially misleading and inaccurate information and its failure to correct such information. In addition, further the Complaint alleged that each of the Individual Defendants failed to disclose materially adverse information so the stock price would trade at artificially inflated prices. The Complaint also alleged the Defendants committed corporate waste by possessing confidential proprietary information and using such information for their personal benefit by selling shares of Bonso's common stock while providing no consideration to the Company for such benefit. The Complaint also alleged negligent misrepresentations and fraud by Bonso and the Individual Defendants for misrepresenting information concerning Bonso's financial outlook and its intention to conduct a share buyback. The Complaint sought unspecified damages in an amount to be determined at trial, plus pre- and post-judgment interest, and attorneys' fees costs.

     On September 26, 2003, Bonso and the Individual Defendants filed a motion to dismiss the Complaint for lack of standing, failure to state a claim, and failure to comply with the appropriate procedural requirements for out of state defendants instituting and maintaining a legal action in the state of Colorado.

     On October 30, 2003, the Plaintiff's filed an amended complaint (the "Amended Complaint") with the substantially the same factual allegations as asserted in the original Complaint. The Amended Complaint alleged derivative claims (the "Derivative Claims") against the Individual Defendants for breaches of fiduciary duties for: (i) insider selling and misappropriation of information, (ii) dissemination of misleading and inaccurate information and
(iii) waste of corporate assets. The Derivative Claims allege that Bonso has sustained damages as a result of the Individual Defendants actions. The Amended Complaint sought disgorgement of all profits realized by the Individual Defendants, the imposition of a constructive trust in favor of Bonso for the amount of profits received by the Individual Defendants as a result of their sales of Bonso stock and damages in favor of Bonso for breaches of the Individual Defendants fiduciary duties. In response, Bonso engaged an independent counsel to review the validity and appropriateness of the Derivative Claims.

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

     The Amended Complaint also alleged individual claims (the "Individual Claims") against the Individual Defendants for breach of fiduciary duty against the individual defendants for: (i) insider selling and misappropriation of information, (ii) dissemination of misleading and inaccurate information, (iii) negligent misrepresentations, and (iv) fraud.

     On November 20, 2003, Bonso and the Individual Defendants filed a motion to dismiss the Amended Complaint for lack of standing and failure to comply with the appropriate procedural requirements for out of state defendants instituting and maintaining a legal action in the state of Colorado. On January 8, 2004, the Court entered an Order denying Defendants' motion to dismiss but requiring the non-resident Plaintiff to file a cost bond.

     Thereafter, Defendants filed a Verified Second Amended Complaint (the "Second Amended Complaint") on January 21, 2004. While the Second Amended Complaint asserts essentially the same derivative and direct claims as the Amended Complaint, it includes new factual allegations concerning Bonso's December 17, 2003 announcement to extend the expiration date of its December 31, 2003 warrants (the "Warrants") and reduce the exercise price. Specifically, Plaintiffs allege, upon information and belief, that one or more of the Individual Defendants purchased Warrants between November 11, 2003 and December 17, 2003 based on information that the Warrants would be extended and the strike price reduced. As with each of the previous complaints filed by Plaintiffs, Bonso and the Individual Defendants believe there is no basis for the claims asserted in the Second Amended Complaint and both intend to defend this action vigorously.






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



SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BONSO ELECTRONICS INTERNATIONAL INC.
                                        (Registrant)



Date: February 26, 2004                 By: /s/ Henry F. Schlueter
      -----------------                 ----------------------------------------
                                        Henry F. Schlueter, Assistant Secretary









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